Media Release
Planegg/Munich, Germany, January 07, 2022

MorphoSys Reports Preliminary 2021 Monjuvi U.S. Sales and Provides 2022 Financial Guidance

–Preliminary 2021 Monjuvi U.S. net product sales of US$ 79.1 million (€ 66.9 million)
–Anticipated 2022 Monjuvi U.S. net product sales in the range of US$ 110 to 135 million

MorphoSys AG (FSE: MOR; NASDAQ: MOR) today reported preliminary Monjuvi® U.S. net product sales for the full year of 2021 and provided financial guidance for 2022.
Preliminary Monjuvi (tafasitamab-cxix) U.S. net product sales are US$ 23.6 million (€ 20.5 million) for the fourth quarter and US$ 79.1 million (€ 66.9 million) for the full year of 2021. Fourth quarter and full year 2021 results will be published on March 16, 2022.
“We are pleased that many patients have benefitted from Monjuvi since launch and we expect to see continued growth in 2022,” said Jean-Paul Kress, M.D., Chief Executive Officer of MorphoSys. “The updated structure of our 2022 financial guidance better reflects our business model and provides greater transparency to the investment community.”

Full Year 2022 Financial Guidance:

Amounts in million	2022 Financial Guidance	2022 Guidance Insights
Monjuvi U.S. Net Product Sales	US$ 110m to 135m	100% of Monjuvi U.S. product sales are recorded on MorphoSys’ income statement and related profit/loss is split 50/50 between MorphoSys and Incyte.
Gross Margin for Monjuvi U.S. Net Product Sales	75% to 80%	100% of Monjuvi U.S. product cost of sales is recorded on MorphoSys’ income statement and related profit/loss is split 50/50 between MorphoSys and Incyte.
R&D expenses	€ 300m to 325m	2022 growth over 2021 will be driven primarily by investment in ongoing pivotal phase-3 studies, excluding transaction/restructuring/other charges related to Constellation acquisition recorded in 2021.
SG&A expenses	€ 155m to 170m
51% to 56% of mid-point of SG&A expenses represents Monjuvi U.S. selling costs of which 100% are recorded in MorphoSys’ income statement. Incyte reimburses MorphoSys for half of these selling expenses.
For 2022, we anticipate a year-over-year decline in SG&A, excluding transaction/restructuring/other charges related to Constellation acquisition recorded in 2021.

Additional information related to 2022 Financial Guidance:
•Tremfya royalties will continue to be recorded as revenue without any cost of sales in MorphoSys’ income statement. These royalties, however, will not contribute any cash to MorphoSys as 100% of the royalties will be passed on to Royalty Pharma.
•MorphoSys anticipates receiving royalties for Minjuvi® sales outside of the U.S. Guidance for these royalties is not being provided as MorphoSys does not receive any sales forecasts from its partner Incyte.
•MorphoSys does not anticipate any significant cash-accretive revenues from the achievement of milestones in 2022. Milestones for otilimab are passed on to Royalty Pharma. Milestones from all other programs remain with MorphoSys at 100%.
•MorphoSys anticipates sales of commercial and clinical supply of tafasitamab outside of the U.S. to its partner Incyte. Revenue from this supply is recorded in the “Licenses, milestones and other” category in MorphoSys’ income statement. These sales result in a zero gross profit/margin. As such, MorphoSys does not provide guidance for these sales.
•While R&D expense is anticipated to grow year-over-year due to investments in three pivotal studies, the growth is partially being offset by the consolidation of research/discovery activities.
•SG&A expense guidance range reflects savings from synergies following the acquisition of Constellation and streamlined commercialization efforts.
•Anticipated foreign exchange (USD/EUR) to impact operating expenses (R&D and SG&A) negatively by approximately 3%.

About Monjuvi® (tafasitamab)
Tafasitamab is a humanized Fc-modified cytolytic CD19 targeting monoclonal antibody. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb® engineered Fc domain, which mediates B-cell lysis through apoptosis and immune effector mechanism including Antibody-Dependent Cell-Mediated Cytotoxicity (ADCC) and Antibody-Dependent Cellular Phagocytosis (ADCP).
In the United States, Monjuvi® (tafasitamab-cxix) is approved by the U.S. Food and Drug Administration in combination with lenalidomide for the treatment of adult patients with relapsed or refractory DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s).

In Europe, Minjuvi® (tafasitamab) received conditional approval, in combination with lenalidomide, followed by Minjuvi monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are not eligible for autologous stem cell transplant (ASCT).

Tafasitamab is being clinically investigated as a therapeutic option in B-cell malignancies in several ongoing combination trials.

Minjuvi® and Monjuvi® are registered trademarks of MorphoSys AG. Tafasitamab is co-marketed by Incyte and MorphoSys under the brand name Monjuvi® in the U.S., and marketed by Incyte under the brand name Minjuvi® in the EU.

XmAb® is a registered trademark of Xencor, Inc.

About MorphoSys:
At MorphoSys, we are driven by our mission to give more life for people with cancer. As a global biopharmaceutical company, we use cutting edge science and technologies to discover, develop, and deliver innovative cancer medicines to patients. MorphoSys is headquartered in Planegg, Germany, and has its U.S. footprint anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter and LinkedIn.

MorphoSys Forward-Looking Statements
This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 899 27 26079 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Senior Director Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com
Jeanette Bressi Director, US Communications Tel: +1 617 404 7816 jeanette.bressi@morphosys.com	Myles Clouston Senior Director Tel: +1 857 772 0240 myles.clouston@morphosys.com